Exhibit 1

Investors Purchase Block of IncrediMail Stock from Existing Shareholder

Founder to Sell a Portion of his Stock in Non-Dilutive Transaction

TEL-AVIV, Israel – January 26, 2011 -- IncrediMail Ltd. (Nasdaq: MAIL), a digital media company that builds downloadable personal productivity consumer products, today announced that one of its Founders, Ofer Adler, has entered into definitive agreements to sell 1,010,000 restricted shares of the Company's common stock at $6.70 per share to institutional and accredited investors.  The shares sold in the transaction will be subject to securities law restrictions on their subsequent resale.

Mr. Adler will still own roughly 680,000 shares of the Company after the transaction and remains one of the largest shareholders and a Board member.  The Company will not receive any proceeds from the offering, and no new shares will be issued.  Because the shares sold are restricted shares and are not freely transferable, the Company has agreed to register the shares sold for resale with the applicable regulatory authorities within 150 days following the closing of the sale.  Roth Capital Partners, LLC acted as placement agent in the offering.

Commenting on the transaction, Josef Mandelbaum, CEO of IncrediMail, said, “We are very happy that we were able to attract some high quality investors as shareholders during this process and we appreciate Ofer’s continued belief in our new strategy demonstrated by his insistence on holding onto his remaining shares despite strong demand by potential buyers in this transaction.”

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ:MAIL) is a digital media company that develops personal productivity downloadable consumer products that are simple, safe and useful. The company’s award winning e-mail client product, IncrediMail, has had over 100 million downloads and is sold in over 100 countries in 10 different languages.  Other products include, HiYo a graphic add-on to instant messaging software and Magentic, a wallpaper and screensaver software.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contacts
KCSA Strategic Communications
Marybeth Csaby / Rob Fink, 212-896-1206
mcsaby@kcsa.com / rfink@kcsa.com